
June 22, 2021

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
1435 Mont-Saint-Guibert, Belgium

> **Re: Nyxoah SA**
> **Registration Statement on Form F-1**
> **Filed June 10, 2021**
> **File No. 333-257000**

Dear Dr. Taelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed June 10, 2021

Cover Page

1. We note that certain existing investors have indicated an interest to purchase in the offering. Please revise to provide the aggregate amount the investors have indicated they would be interested in purchasing and name any such investors that are affiliated with you or if such purchase by such investor would materially affect the beneficial ownership table (i.e., such investor would hold over 3% ownership), and if so state the percentage change.

Intellectual Property, page 114

2. We note your response to prior comment 3 and your revised disclosure of the minimum annual royalty payments you will make to Vanderbilt that are creditable against the earned royalties. Please revise your disclosure to include the earned royalty payment that you will make to Vanderbilt. Also please file as an exhibit any related agreements between the company and Vanderbilt.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tom Kluck at 202-551-3233 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Rudy, Esq.